FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of July, 2000


                                BASF Corporation
                                ----------------
                 (Translation of Registrant's Name Into English)

                              Carl Bosch Strasse 38
                              ---------------------
                              Ludwigshafen, Germany
                              ---------------------
                                      67056
                                      -----
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X  Form 40-F
                                       ---          ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                    Yes     No X
                                       ---    ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)


Enclosure

                                                   July 6, 2000
                                                   P 359e
                                                   Jennifer Moore-Braun
                                                   Tel. (06 21) 60-2 08 29
                                                   Fax (06 21) 60-9 26 93
                                                   E-Mail: jennifer.moore-braun
                                                   @basf-ag.de


"e-Bond" by BASF - BASF to offer Euro-
denominated bond via the Internet


LUDWIGSHAFEN, Germany, July 6, 2000 - BASF Aktiengesellschaft will offer the first German corporate bond which can be subscribed for via the Internet by both institutional and private investors. The exact date of the issue is dependent on market conditions and is expected to be announced in the next few days.

Private investors will have the opportunity to subscribe for the BASF e-bond via the Internet. Previously, private investors were not able to subscribe for bonds issued by German corporations via Internet.

"By issuing the first German e-bond of this type, BASF is taking advantages of the opportunities offered by the Internet to reach a broad spectrum of investors," said Max Dietrich Kley, Chief Financial Officer and Deputy Chairman of the Board of Executive Directors of BASF Aktiengesellschaft. "Innovations at BASF are not solely limited to products and processes."

The fixed interest e-bond will have a nominal volume of Euro 1 billion and a maturity of five years and will issued in multiples of Euro 1,000, Euro 10,000 and Euro 100,000.

"We have established these denominations to make the bond attractive to private investors," said Klaus Jurgen Bohm, Senior Vice-President of Capital and Money Markets at BASF Aktiengesellschaft.

Private investors will be able to subscribe for the bond via the Internet after the official offering circular is made public. The subscription period will last three days and will probably be in the coming week.

Page 2                                                                    P 359e


BASF will also have a special web page about the e-bond. The page will be accessible when the subscription period begins and can be found on the BASF Internet site at www.basf.de/e-bond. The web page site also contains a link to the page where the bond can be subscribed for. In addition to subscription via the Internet, investors can also subscribe for the bond in the more traditional way through their bank.

Deutsche Bank and Schroder Salomon Smith Barney are jointly lead managing the issue, which is expected to receive a Aa3 rating from Moody's and a AA- from Standard & Poor's.

BASF is a return-focused global company generating long-term growth and profitability from its activities in chemicals, health and nutrition, and oil and gas. The company's product range includes high-value chemicals, plastics, dyestuffs, dispersions, automobile and industrial coatings, crop protection products, pharmaceuticals, fine chemicals, crude oil and natural gas. BASF's approach to integration, known in German as "Verbund," is one of the company's particular strengths and provides a unique competitive advantage. With sales in 1999 of Euro 29.5 billion (about $29.5 billion) and a workforce of 105,000 employees, BASF is one of the world's top chemical companies. BASF's Internet address is www.basf.com.

This press release does not represent a sales promotion or an invitation to purchase securities. The security may also not be sold in a country where such an offering or the promotion of such an offering is not allowed, or where the sales before the registration of the security under the securities law of the country is illegal.

                                              July 10, 2000
                                              P 362

                                              Dr. Eckhard Parzich
                                              Phone:    +49 621 60-95235
                                              Fax       +49 621 60-99050
                                              E-mail: eckhard.parzich@basf-ag.de

                                              Anne Grube
                                              Phone:    +49 621 60-42734
                                              Fax       +49 621 60-95415
                                              E-mail: anne.grube@basf-ag.de


BASF plans to expand butyl acrylate capacity

BASF is responding to growing demand for butyl acrylate by expanding capacity at its Ludwigshafen site by 100,000 metric tons by the beginning of 2003. The expansion will be extremely cost-effective thanks to existing infrastructure. European demand for butyl acrylate, which currently can only be fully met with the help of imports, is growing by about four percent.

BASF is the biggest producer of acrylic acid and acrylates worldwide. Butyl acrylate is the most important acrylic ester in volume terms. It is mainly used in the production of polymer dispersions for the paint, adhesive, paper and construction industries.

BASF is a return-focused international company aiming in particular for sustained growth in the chemicals, health & nutrition, and oil & gas markets. The company's products include high-value chemicals, plastics, colorants, dispersions, automotive and industrial coatings, crop protection agents, pharmaceuticals and fine chemicals as well as oil and gas. BASF's highly developed approach to integration, our so-called Verbund strategy, is one of the company's greatest strengths. In 1999, BASF achieved worldwide sales 29.5 billion euro and employed 105,000 people, making it one of the world's leading chemical companies. Visit our website at www.basf.de

                                                    July 10, 2000
                                                    P 364e
                                                    Jennifer Moore-Braun
                                                    Tel. +49 6 21 60-2 08 29
                                                    Fax  +49 6 21 60-9 26 93
                                                    E-Mail: jennifer.moore-braun
                                                    @basf-ag.de

High demand for the BASF e-Bond:
--------------------------------

Nominal volume increased to Euro 1.25 billion
Subscription period begins

LUDWIGSHAFEN, Germany, July 10, 2000 - BASF Aktiengesellschaft announced today that it is increasing the nominal volume of its e-bond from Euro 1 billion to Euro 1.25 billion. The increase is in response to the positive demand by institutional investors for the e-bond.

The BASF e-bond will have an annual coupon of 5.75% p.a. This rate was established during the bookbuilding process.

Private investors can subscribe for the e-bond for a period of three days starting Tuesday, July 11, 2000. BASF has established a special web page for the e-bond. The address for the page is www.basf.de/e-bond. This page contains a link to BROKERAGE 24 where the bond can be subscribed for. In addition to purchasing the e-bond via the Internet, investors can also purchase the bond in the more traditional way through their bank.

BASF is a return-focused global company generating long-term growth and profitability from its activities in chemicals, health and nutrition, and oil and gas. The company's product range includes high-value chemicals, plastics, dyestuffs, dispersions, automobile and industrial coatings, crop protection products, pharmaceuticals, fine chemicals, crude oil and natural gas. BASF's approach to integration, known in German as "Verbund," is one of the company's particular strengths and provides a unique competitive advantage. With sales in 1999 of Euro 29.5 billion (about $29.5 billion) and a workforce of 105,000 employees, BASF is one of the world's top chemical companies. BASF's Internet address is www.basf.com.

                                                                         P 375 e

Common press release by:
Ashland Distribution Company, ATOFINA, BASF, Bayer, BP Amoco, CHEMCENTRAL, Ciba Specialty Chemicals, Dow, DuPont, Celanese, Mitsui Chemicals, Mitsubishi Chemicals, Rhodia, Rohm and Haas, Shell Chemical Company, Sumitomo Chemical and Van Waters & Rogers



Online Chemicals E-Marketplace Gaining Momentum


Marketplace named "ELEMICA", Interim Web Site Established and Executive Search Firm, Korn/Ferry International, Appointed


--------------------------------------------------------------------------------


July 13, 2000--The neutral online business-to-business (B2B) chemicals e-marketplace announced in mid-May by leading chemical companies and distributors is being aggressively prepared for its operational business launch. An interim informational Web site has been created and an executive search firm has been appointed to recruit top management for the company, which will be called "ELEMICA".

Representatives of the founding companies have been working together to make the vision of an independent, neutral B2B chemicals e-marketplace a reality. Their vision is to create the premier online marketplace for the chemical industry, bringing together buyers and sellers from around the world and helping companies generate cost and capital efficiencies.

New Name for New Marketplace

ELEMICA, pronounced e"l"em"i"ka, is the newly given name to the online B2B chemicals e-marketplace. The name is derived from the words "element" (matter in its purest form), "elementary" (basic, fundamental, essential) and "lemma" (a founding premise).

ELEMICA was announced in mid-May by ATOFINA, BASF, Bayer, BP Amoco, Dow, DuPont, Mitsui Chemicals, Mitsubishi Chemicals, Rhodia, Rohm and Haas, Sumitomo Chemical and Van Waters & Rogers. In June, Ashland Distribution Company, CHEMCENTRAL, Ciba Specialty Chemicals, Celanese and Shell Chemical Company announced that they agreed in principle to participate in the marketplace. In addition, Air Products and Degussa-Huls have also agreed to in principle to participate.

ELEMICA will create a robust online marketplace intended to positively address supply chain inefficiencies and offer integrated and linked ERP solutions and services for the contract buying and selling of basic, intermediate, specialty and fine chemicals. It is intended to facilitate global customer-to-supplier relationships and lower fulfillment costs by moving existing business processes onto the Web. Targeting an estimated $800 billion market, it is expected that ELEMICA will streamline existing supply chain activities by providing greater transparency in planning processes.

Interim Web Site Goes Live and Executive Search Firm Chosen

An interim Web site has been created to serve as an informational storefront for the company until the transactional business site is established at the end of the year. The site, www.elemica.com, will contain information about the company, current news, information about the participants and contact information.

Korn/Ferry International has been chosen as the executive search firm to recruit key members of the management team of ELEMICA.

ELEMICA is targeted to be established this summer as an independent entity and is expected to have its operational business services in place by the end of the year.


For Editorial Information:
Jennifer Reilly
Gibbs & Soell, Inc.
847.519.9150
jreilly@gibbs-soell.com

For More Information About Korn/Ferry:
Daniel Margolis
Korn/Ferry International
310.552.1834
daniel.margolis@kornferry.com

--------------------------------------------------------------------------------

ZOA/CM, Dr. Hartmut Unger, Tel. 99123

                                               18. Juli 2000
                                               P 376 e
                                               Diana Weitenkopf
                                               Tel.: +49 621 60 20732
                                               Fax:  +49 621 60 92693
                                               Email:diana.weitenkopf@basf-ag.de



BASF and Petrobras to build acrylic acid complex in Brazil


BASF headquartered in Ludwigshafen, Germany, and the Brazilian state-owned oil and gas producer Petrobras signed an agreement yesterday (July 17, 2000) in Sao Paulo to carry out a feasibility study for a plant for acrylic acid and derivative products. The planned project is expected to cost around US$300 million and to have an annual capacity of 160,000 metric tons of acrylic acid and acrylic acid derivative products.

BASF is the world's largest supplier of acrylic acid and acrylic monomers, and a leader in the associated production technology. The company operates plants in Europe and the United States. A plant in Malaysia is to start production shortly and will increase BASF's total annual capacity in acrylic acid to around one million metric tons. Another plant is scheduled to go on stream at BASF's new site in Nanjing, China, in 2005.

BASF is currently building a butyl acrylate plant at its Guaratingueta site in Brazil.

Acrylic acid and its derivatives are used in the production of paints, textiles, plastics and superabsorbers. Superabsorbers are an important constituent of diapers and other sanitary care products. Through BASF's acquisition of Chemdal's superabsorbers business with plants in Europe, North and South America, and Asia, BASF is now also market leader in superabsorbers.

The acrylic acid plant in Brazil, which Petrobras will supply with propane, will extend BASF value chain in the South America. Currently, Brazil imports most of its acrylic acid and acrylic acid derivatives from the United States.

Speaking about the new investment, Dr. Josef Kohlne, head of BASF's Dispersions division, said: "The acrylic acid plant in Brazil will mean that we will be able to supply all important markets from our own production. Having Petrobras as a partner will guarantee long-term supplies of feedstock and allow us to fully take advantage of our technological leadership".

BASF is a return-focused global company generating long-term growth and profitability from its activities in chemicals, health and nutrition, and oil and gas. The company's product range includes high-value chemicals, plastics, dyestuffs, dispersions, automobile and industrial coatings, crop protection products, pharmaceuticals, fine chemicals, crude oil and natural gas. BASF's approach to integration, known in German as "Verbund," is one of the company's particular strengths and provides a unique competitive advantage. With sales in 1999 of Euro 29.5 billion (about $29.5 billion) and a workforce of 105,000 employees, BASF is one of the world's top chemical companies. BASF's Internet address is www.basf.com.

                                                                 14.07.2000
                                                                 P 382 e



BASF further strengthening Polyurethane-Business in Japan


BASF Japan Ltd. has announced today to take over the remaining 50% of the shares of Takeda Badische Urethane Industries, Ltd. currently owned by Takeda Chemical Industries. The new company will operate under the name BASF Polyurethane Elastomers Ltd.

Takeda Badische Urethanes Industries, Ltd. was founded in May 1987 and is a major producer of thermoplastic polyurethane (TPU) in Japan, served out of its Yokkaichi plant and operating a MDI stock point at Takeda Chemical Industries' Kashima site.

With the takeover BASF has continued the efforts to streamline the Polyurethane activities in Japan. BASF takes now sole responsibility for the TPU business in Japan and for the MDI tank farm operation in Kashima. Sales of MDI products from Kashima will be continued through BASF INOAC Polyurethanes Ltd. which was reorganized last year.

Thermoplastic polyurethanes are a global core business of BASF; the products are currently manufactured by Elastogran (Germany), BASF Corporation (United States) and BASF Poliuretanos (Brazil). TPU exhibits elastic behavior over a wide range of hardness offering good abrasion resistance, high elongation and very good impact strength, particularly at low temperatures. TPUs are processed by extrusion or injection molding for a wide range of applications; ranging from electric cables, hoses, tubes and sheets applications in the automotive- and sport shoe soles industry up to multiple parts in construction and other industries.

BASF is one of the leading worldwide suppliers to the polyurethane industry. The company produces MDI, TDI, polyether and polyester polyols, polyurethane systems and specialty elastomers. Production facilities are located throughout the world. BASF has defined polyurethanes as one of its core businesses and will expand these activities by additional investment to meet the increasing market demand.



For further inquiries, please contact:
BASF Japan Ltd.
Corp. & Market Communications
3-3, Kioicho, Chiyoda-ku, Tokyo
Tel: 03-3238-2226/2374
Fax: 03-3238-2514

--------------------------------------------------------------------------------

ZOA/CM, Diana Weitenkopf, Tel. 20732

                                                     July 28, 2000
                                                     P 386e
                                                     Michael Grabicki
                                                     Tel.: +49 621 60-9 99 38
                                                     Fax:  +49 621 60-2 01 29
                                                     E-Mail: michael.grabicki
                                                     @basf-ag.de


BASF and Takeda to combine their bulk vitamins businesses


>   Integration of BASF's and Takeda's vitamins business

>   Combining regional and portfolio strengths

>   BASF to launch an investment program over the next few years

>   BASF to achieve cost leadership in growth markets


LUDWIGSHAFEN, Germany, July 28, 2000 - BASF Aktiengesellschaft, Ludwigshafen, and Takeda Chemical Industries Ltd., Osaka, Japan, have agreed to combine their bulk vitamins businesses, which includes transferring part of Takeda's assets. The agreement has been approved by the respective boards of both companies.

Following regulatory approvals, the combined business will:

> have a global presence and a combined share of approximately 30 percent of the worldwide vitamins market

> provide food, pharma and feed customers with the full range of vitamin products (one-stop shopping),

>    have a highly effective marketing and sales organization,

>    achieve worldwide leadership in technology and cost.

BASF is the world's second largest producer of vitamins with a strong focus on fat-soluble vitamins. BASF's Fine Chemicals division produces and markets products for the health, nutrition and personal care industries and had sales in 1999 of nearly Euro 1.4 billion (about US-Dollar 1.4 billion). Vitamins for use in the pharma, food and animal nutrition industries accounted for approximately Euro 500 million (US-Dollar 500 million) of the division's sales in 1999.

Takeda's bulk vitamin business, operated by its Vitamin & Food Company division, with footholds in the U.S., Germany, Singapore and other locations in Japan and overseas, produces and markets globally a range of water-soluble vitamins such as vitamin C, B1, B2, B6, and folic acid mainly for the pharma and food industries. With global sales of Euro 240 million (US-Dollar 240 million)
Takeda is currently one of the world's leading producers of water soluble vitamins.

The agreement includes the following elements:

> In Japan, both companies will form a joint venture for the sales and distribution of a joint range of bulk vitamins. BASF will hold a 66 percent stake and Takeda 34 percent in this company.

>    Takeda will transfer the shares of the following subsidiaries to BASF:

     - Takeda Vitamin & Food USA, Inc., Wilmington, North Carolina, and its subsidiary Takeda Canada Vitamin and Food Inc., Toronto, Ontario.

     -   Takeda Europe GmbH, Hamburg, Germany

     -   Takeda Vitamin & Food Asia Pte. Ltd., Singapore

     Outside Japan BASF will assume sole responsibility for the worldwide marketing of the combined vitamin product range.

> Takeda Vitamin and Food Company's manufacturing technology and patents related to the vitamins B1, B2, B6, C and folic acid will also be transferred.

> Takeda's Vitamin & Food Company will continue to produce bulk vitamins at its Hikari plant, Yamaguchi, and will supply its entire output exclusively to BASF.

The food business of Takeda Vitamin & Food USA, Inc. and Takeda Vitamin & Food Asia Pte. Ltd. will continue to be operated by Takeda's Vitamin & Food Company. The volume of the global vitamins market is estimated to be steadily growing at an annual rate of a minimum of four percent. The most important customer sectors are the animal nutrition industries, accounting for 60 percent of the market, while the area of human nutrition in the pharma and food industries represents the remaining 40 percent. Vitamins have grown into high volume products over the past decade requiring world-scale manufacturing plants and advanced technology.

"We are fortunate to have Takeda as our partner in the bulk vitamin business. Our product lines and distribution channels complement each other well. We will leverage the synergies arising from the combination of Takeda's competency in water-soluble vitamins business and our strength in the fat-soluble vitamins business," said Dr. Christian Dudeck, President of BASF's Fine Chemicals division.

"It is truly significant that we will form a global alliance with BASF, one of the world's leading chemical manufacturers who also maintains a strong position in the bulk vitamins business. I am confident that the integration of both companies' bulk vitamins businesses will expand the product range and business operations leading to additional business growth," said Hiroshi Uchiyama, Corporate Officer, President of Takeda's Vitamin and Food Company.

BASF to expand its vitamin business - additional steps

The new alliance is part of BASF's Euro 600 million (US-Dollar 600 million) investment program to continuously improve its return on sales by expanding its vitamin production and strengthening its growing vitamins business. During the next few years, BASF will optimize and increase its manufacturing capacities for vitamins and expand its product range. The investment program includes expansions at BASF's manufacturing sites in Asia, Europe and North America to make the company a stronger global player.

The program builds on the company's technological know-how and efficient Verbund system. It is intended to more than double the combined present production capacities, including the capacities for the vitamins B2 and C. When the investment is completed, BASF believes that it will have the most competitive production plants for the key vitamins A, E and C. "We therefore have full confidence in the continuous earning power of our vitamins business," said Eggert Voscherau, the member of BASF's Board of Executive Directors responsible for the Health & Nutrition segment.

BASF is a return-focused global company generating long-term growth and profitability from its activities in chemicals, health and nutrition, and oil and gas. The company's product range includes high-value chemicals, plastics, dyestuffs and pigments, dispersions, automobile and industrial coatings, crop protection products, pharmaceuticals, fine chemicals, crude oil and natural gas. BASF's approach to integration known in German as "Verbund" is one of the company's particular strengths and provides a unique competitive advantage. With sales in 1999 of Euro 29.5 billion (about US-Dollar 29.5 billion) and a workforce of 105,000 employees, BASF is one of the world's top chemical companies. BASF's Internet address is www.basf.com.

--------------------------------------------------------------------------------

Contact at Takeda Chemical Industries, Ltd.
Mr. Toyoji Yoshida
Phone:      81-6-6204-2060
Fax:        81-6-6204 2035
E-mail:     Yoshida_Toyoji@takeda.co.jp

                                                        July 28, 2000
                                                        P 387e
                                                        Michael Grabicki
                                                        Tel.: +49 621 60-9 99 39
                                                        Fax:  +49 621 60-2 01 29
                                                        E-Mail: michael.grabicki
                                                        @basf-ag.de

Background information

BASF's activities in the growing vitamin market

The global vitamins market continues to grow at an annual rate of four percent, making it an attractive area of investment for BASF. Major growth factors include a rising per capita income and growing meat consumption. These factors are leading to an increasing demand for feed additives especially in Asia-Pacific and Eastern Europe. In industrial countries and increasingly also in the developing countries, the concern for a balanced diet is resulting in a growing vitamin demand to supplement and enhance human nutrition.

The water-soluble vitamins C, B1, B2, B6 and folic acid play especially important roles in the area of human nutrition. They are used to enrich the vitamin content of foods and beverages and are constituents of nutritional supplements sold in the form of capsules and tablets. The market for these products is already well developed in the United States and Europe. In most Asian countries the demand is beginning to grow at well above-average levels.

In the area of animal nutrition, the key products are the fat-soluble vitamins A and E as well as the water-soluble vitamins B2 and Calpan, which have increased in importance in the past few years. As a component of feedstuffs, these vitamins serve to maintain the productivity and health of animals as well as to improve the quality of meat products made from these animals. The growth in the demand for meat products, especially in emerging economies, as well as the rising awareness of quality in more industrialized countries, is leading to a rising demand for vitamins in the area of animal nutrition.

"Through our vitamins and enzymes as well as the amino acid lysine, we are one of the global market leaders in animal feed supplements," said Dr. Christian Dudeck, President of BASF's Fine Chemicals division.

A still young application for vitamins and their derivatives is the field of cosmetics. As a result of research and development, BASF has made marked advances in developing new applications. New products are expected to be developed in this field, underpinning demand for vitamins.

Sophisticated production processes for vitamins

Although some of the 13 known vitamins are now traded as if they were high-volume chemical products, vitamin production continues to be technically sophisticated. BASF took a pioneering role in this field more than 30 years ago, primarily through its synthesis of vitamin A developed in collaboration with universities on the basis of what is known as the Wittig reaction.

Today biotechnology processes are being applied to produce some vitamins, such as vitamin B2. In addition, BASF was the first European company to use a cost efficient industrial-scale fermentation process for vitamin B2.

In collaboration with Cerestar and Merck of Germany, BASF has successfully developed an efficient process that combines chemical and biotechnological stages for vitamin C production.

"Fine chemicals such as vitamins are positioned at the end of our long value-adding chains. The expansion of our vitamins business strengthens the whole of our Verbund," said Dudeck.

BASF is the world's second largest producer of vitamins. BASF's Fine Chemical division produces and markets products for the health, nutrition and personal care industries and had sales in 1999 of nearly Euro 1.4 billion (about US-Dollar 1.4 billion). Vitamins for human and animal nutrition accounted for approximately Euro 500 million (US-Dollar 500 million) of the division's sales in 1999.

                                                        July 26, 2000
                                                        P 388 e
                                                        Diana Weitenkopf
                                                        Tel. (06 21) 60-20732
                                                        Fax (06 21) 60-92693
                                                        E-Mail: diana.weitenkopf
                                                        @basf-ag.de



Acknowledgement of human rights, labor standards and environmental protection


BASF takes part in the UN's Global Compact initiative


BASF acknowledges the principles of the Global Compact initiative, a joint project of the United Nations (UN) and other organizations such as the International Chamber of Commerce (ICC), and is actively involved in implementing them. The aim of this unique project between the world organization and international representatives from industry is to put the nine principles in the areas of human rights, labor standards and environmental protection into practice worldwide. The first Global Compact meeting took place yesterday under the chairmanship of the United Nations Secretary General, Kofi Annan, in the UNO building in New York. Representatives of about 50 internationally active companies, including BASF, and of associations, trade unions, and human rights and environmental organizations attended the meeting.

Dr. Jurgen F. Strube, Chairman of the Board of Executive Directors of BASF Aktiengesellschaft, said: "Since our founding 135 years ago, social responsibility and sociopolitical integration have played an essential role at BASF. We therefore welcome the partnership between the United Nations and business, and are prepared right from the start to support the implementation of the Global Compact initiative and its principles."

The nine principles formulated by the United Nations extend from the demand to put human rights principles into practice, through respect for trade union rights up to the encouragement and spread of environmentally friendly technologies. These are, of course, principles on which Sustainable Development is built. It is in accordance with this initiative, and on which BASF bases its worldwide operations, that equal account is taken of economical, ecological and social requirements when business decisions are taken.

For example, BASF was the first enterprise to develop and use eco-efficiency analysis, a tool for assessing the whole life cycle of its products from an economical and ecological viewpoint.

Strube went on to say: "We are convinced that the aims of the United Nations - peace and development - and corporate objectives - added value and prosperity - complement each other. We are therefore prepared to comply with these principles of the Global Compact initiative in an open global economy, and to help spread them within our sphere of influence."


BASF is a return-focused global company generating long-term growth and profitability from its activities in chemicals, health and nutrition, and oil and gas. The company's product range includes high-value chemicals, plastics, dyestuffs and pigments, dispersions, automobile and industrial coatings, crop protection products, pharmaceuticals, fine chemicals, crude oil and natural gas. BASF's approach to integration, known in German as "Verbund," is one of the company's particular strengths and provides a unique competitive advantage. With sales in 1999 of Euro 29.5 billion (about $29.5 billion) and a workforce of 105,000 employees, BASF is one of the world's top chemical companies. BASF's Internet address is www.basf.com.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      BASF Aktiengesellschaft

Date:  July 31, 2000                  By: /s/ Dr. Felix Gress
                                      Name:   Dr. Felix Gress
                                      Title:  Director Corporate Communications

                                      By:  /s/ Kurt Leidner
                                      Name:   Kurt Leidner
                                      Title:  Director Communications
                                              Ludwigshafen Site